September 28, 2005

VIA EDGAR SUBMISSION

Mr. Larry Greene

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549

Re:

Westcore Trust (“Trust”)

File Nos.

2-75677

811-3373

POST-EFFECTIVE AMENDMENT NO.  58 (1933 Act)

Dear Mr. Greene:

This letter sets forth the responses of the Westcore Trust (“Trust”) to the comments raised by the staff of the Securities and Exchange Commission (the “Staff” or “Commission”) in our September 23, 2005, telephone conversation regarding the filing referenced above.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Trust’s registration statement.

1.

The Staff inquired as to the overlap in the ranges between the mid-cap companies ($500 million to $12 billion) and small-cap companies ($2 billion or less).  Denver Investment Advisors, LLC (“Adviser”) believes the market capitalizations’ ranges provided in the Prospectus are appropriate given each Westcore Fund’s correlating benchmark index.  In addition, the Adviser also believes this overlap is a reflection of the variations in the development and implementation of different indices in some cases by the same index sponsor.  In no form is the Adviser attempting to circumvent any expectations derived by a potential investor regarding what a Westcore Fund’s investment objective may be.

2.

The Staff expressed concern regarding the Westcore International Frontier Fund’s  (“International Fund”) disclosure regarding the Fund’s ability to purchase emerging markets securities.  The International Fund does not intend on taking any significant positions in emerging market securities.  As of the International Fund’s Annual Report, dated May 31, 2005, the Fund did not hold any securities listed in any emerging market as defined in the Prospectus.  Furthermore, the Adviser does not believe emerging markets warrant being described as a principal risk of investing in the International Fund.  Therefore, the reference to emerging market securities under “What are the principal risks of investing in the Westcore Equity Funds?/ Westcore International Frontier Fund’s” has been removed.

3.

The Staff requested clarification about the International Fund’s disclosure concerning the Fund’s flexibility regarding its ability to invest in “U.S. Based Companies” as discussed in the section titled “What are the main investment strategies of the Westcore Equity Funds?/Westcore International Frontier Fund”. Pursuant to the Staff’s request, the Fund confirms that the Fund’s holding in “U.S. Based Companies”, under normal circumstances, will not exceed 35% of the Fund’s total assets.

4.

The Staff expressed concern about the possibility of a potential investor being unable to locate the footnotes regarding  (1) certain Westcore Funds providing 60-day notice prior to any changes in a Fund’s policy, or (2) disclosure required under Rule 35d-1.  To address the Staff’s concerns the footnotes will be repeated on the relevant pages where the notation(s) appear.

5.

The Staff requested additional disclosure regarding the Westcore Colorado Tax-Exempt Fund’s tax treatment of certain investments under the Federal Alternative Minimum Tax.  The following disclosure has been added as the last sentence under the first paragraph in the section titled “What are the main investment strategies of the Westcore Bond Fund?/Westcore Colorado Tax-Exempt Fund”:

Investments in which the interest is treated as a specific tax preference item under the federal alternative minimum tax are considered taxable, for the purpose of the 80% limitation discussed above.

6.

Pursuant to the Staff’s request, the fourth sentence in the third paragraph under the section titled “What are the main investment strategies of the Westcore Bond Fund?/Westcore Colorado Tax-Exempt Fund” has been restated to read:

The Adviser enhances the quality of the Fund’s holdings by seeking to invest at least 50% of its assets in bonds where the risk of interest and principal payment default is protected by a third-party insurer or the issue is secured by U.S. Government securities as collateral.

7.

Pursuant to the Staff’s request, the last sentence in the first paragraph under the section titled “What are the principal risk of investing in the Westcore Bond Fund?/Westcore Colorado Tax-Exempt Fund” has been restated to clarify the Fund’s non-diversified status.

The Westcore Colorado Tax-Exempt Fund is not diversified as defined in the Investment Company Act of 1940.  Funds that are diversified have restrictions against investing too much of their assets in the securities of any one “issuer.”  That means that the Westcore Colorado Tax-Exempt Fund can invest more of its assets in the securities of a single issuer than a fund that is diversified.

8.

Pursuant to the Staff’s request, the Trust affirms that it does not intend to pay the Adviser or Administrators any expenses associated with Trust expenses waived or reimbursed as contemplated in the footnotes discussed in the section titled “Fees and Expenses of the Funds”.

9.

Pursuant to the Staff’s instructions, the footnotes contained in the section titled “Fees and Expenses of the Funds” are relocated immediately following the “Example” table.

10.

Pursuant to the Staff’s instruction under Item 6(e)(i) of Form N-1A, the word “discourage” has been added to the first sentence of the first paragraph under the section titled “Frequent Trading Policies and Procedures” and will now read as follows:

The Board of Trustees of the Funds has adopted the following policies and procedures described below, which are designed to discourage and prevent Frequent Trading activities in the Funds.

11.

In order to address the Staff’s discussion concerning the Prospectus’s risk disclosure regarding the possible negative impact of frequent trading activity, the disclosure located in the section titled “Frequent Trading and Market Timing Risk” has been enhanced and will now read as follows:

Frequent Trading and Market Timing Risk

While the Funds provide shareholders with daily liquidity, their investment programs are designed to serve long-term investors. Market timing and frequent/excessive trading activities (“Frequent Trading”) of the Funds’ shares can be disruptive to the management of the Funds and hurt the long-term performance of each Fund.  In addition, mutual funds with fewer assets under management have greater exposure to Frequent Trading risks.

Frequent Trading of mutual fund shares present a variety of risks for shareholders of a mutual fund who do not engage in Frequent Trading activities.  These risks, in general, include:

•        dilution in the value of mutual funds’ shares for long-term shareholders,

•        negatively impact mutual fund’s performance due to the loss of investment opportunities and/or a more significant impact of cash on fund performance attributable to maintaining larger cash positions to avoid the need to liquidate holdings to meet redemption requests,

•        increased brokerage and administrative costs due to higher portfolio turnover,

•        interference with the efficient management of a mutual fund’s portfolio,

•        liquidating portfolio holdings at a disadvantageous time to satisfy redemption requests, and

•        higher portfolio turnover resulting in increased capital gains distributions.

In addition, mutual funds investing in securities that are primarily listed on foreign exchanges, such as the Westcore International Frontier Fund, can be impacted by events affecting the price of foreign securities after the close of a foreign exchange, but prior to the close of trading on the New York Stock Exchange.  During such an event, the closing values of foreign securities would no longer reflect their market value; however, a mutual fund holding such foreign securities might continue to use the closing prices listed on the foreign exchange.  This would allow an investor to attempt to capture any pricing inefficiencies by engaging in market timing of fund shares, which may result in dilution in the value of mutual fund shares. This strategy is generally referred to as “time-zone arbitrage.”

Similarly, the Funds that hold small-capitalization (e.g. small company) stocks that are thinly-traded may also be prone to pricing inefficiencies on days where limited trading occurs and significant events occur which would otherwise materially impact the value of such stocks.

12.

In order to address the Staff’s request, all references to “accept” used in disclosure regarding the purchase, redemption or exchanges of shares in the Prospectus and Statement of Additional Information (“SAI”) have been change to “received” in order to be consistent with changes under Rule 22c-1.

13.

With respect to the Staff’s general questions pertaining to the Trust’s use of the term “reprocess” under the section titled “Price of Fund Shares” the Trust believes, in order to protect the interest of long-term shareholders, in the unlikely event an error should occur in the calculation of a Fund’s NAV, that the Trust should retain the right to promptly correct transactions that were initially processed using an incorrect NAV and attempt to recover any incorrectly distributed balances so to avoid a dilution in the value of long-term shareholders’ accounts.  The Trust considers this policy an important tool to ensure the Trust has the ability to take corrective action to protect the interest of its long-term shareholders as is consistent with its fiduciary duties.

14.

The Trust would like to confirm that in the its upcoming Rule 485(b) filing section titled “Special Consideration Regarding Investment in Colorado Obligations (Westcore Colorado Tax-Exempt Fund)” in the SAI will be updated to reflect the current fiscal environment of the state of Colorado and the general economic trends impacting securities issued by the state’s various governmental units.

15.

In response to the Staff’s inquiry regarding the SAI disclosure in the section titled “Securities Lending (All Westcore Funds other than the Colorado Tax-Exempt Fund)” the last sentence of the second paragraph concerning the Trust’s right to call loans if a material event were to occur affecting an investment on loan, the Adviser would like to confirm that this election is not inconsistent with the Proxy Voting Policies adopted by the Trust.

16.

In response to the Staff’s request regarding the SAI’s disclosure concerning options and the Trust’s treatment of over-the-counter options as it relates to defining these options as illiquid investments, the following sentence has been added to the end of the seventh paragraph located in the section titled “Options (All Westcore Funds other than the Colorado Tax-Exempt Fund)”:

Options with no active secondary market will be included in the calculation of a Fund’s illiquid assets.

17.

In response to the Staff’s concern about the SAI’s disclosure regarding the potential for a duplication of fees paid by investor when a Fund of the Trust takes a position in an ETF, the first sentence of the last paragraph in the section titled “Securities Issued by Other Investment Companies: Other Entities Investing in Money Market Instruments (All Westcore Funds)” is revised to read as follows:

A pro rata portion of other investment companies’ expenses will be borne by a Fund’s shareholders, which will result in shareholders of the Fund indirectly paying additional management and other expenses on those Fund assets invested in shares of other investment companies.

18.

In response to the Staff’s comment regarding the use of the term “other property” in the SAI’s disclosure in the first sentence of the sixth paragraph under the section titled “Additional Purchase And Redemption Information” is deleted.

19.

In response to the Staff’s three specific inquiries regarding the SAI’s disclosure contained under the section titled “Westcore Funds Portfolio Manager Compensation Structure Disclosure” are addressed individually below:

a.

The Adviser, pursuant to the Staff’s request, would like to affirm that all methods of compensation discussed concerning the criteria by which portfolio managers, who are partners, were used by the Adviser in compensating some or all of such portfolio managers during the last fiscal year.

b.

To address the Staff’s concern regarding the possibility of confusion on the investor’s part about the two general compensation structures used by the Adviser, the following paragraph has been added at the beginning of the section:

Denver Investment Advisors LLC is a limited liability company with “members” or “partners’’ as the owners of the firm.  The compensation structure for partners versus employees differs such that a separate description of portfolio managers compensation is required for those portfolio mangers who are partners and those who are “non-partners.”

c.

(i) In response to the Staff’s concern regarding the use of the term “composite” being a form of benchmark index and therefore being required to be identified under Item 15(a)(instructions: 2(b)) of Form N-1A (“Item 15”), the Trust has modified the disclosure regarding the use of this term to clarify that the Adviser is using a composite composed of the performance return of several similarly managed accounts by the Adviser, including the applicable Fund.  In an effort to add greater clarity to the Adviser’s compensation structure the Trust has deleted the fifth, sixth, and seventh sentences of the second paragraph in their entirety and replaced them with the following:

The criteria for the incentive compensation pool, while generally not directly tied to performance, include the following factors:  performance, growth, and/or retention of assets, profitability, and intangibles.  There is a composite of similarly managed accounts for each investment style at the Adviser, and each Fund is included in the appropriate composite. The performance criteria emphasizes pre-tax long-term (3-5 years, when available) results of the composites combined with the specific partner’s “buy list” for that investment style, where applicable, rather than any specific Fund result.

(ii) In response to the Staff’s concern, also under Item 15, regarding the use of the term “benchmark” the Trust has modified its “non-partner” portfolio manager compensation disclosure to address this concern.  The second sentence of the paragraph regarding the “non-partner” portfolio manager’s compensation structure is deleted in its entirety and replaced with the following:

A portion of the bonus is determined by the overall pre-tax performance of the composite accounts they manage in comparison to the applicable benchmark (as described in the prospectus for Westcore Funds), with the remaining and relatively equivalent percentage, being subjective based primarily on stock analysis, stock selection and teamwork.

TANDY REPRESENTATONS

Per the Staff’s request that the Trust represents it has reviewed the SEC Press Release No. 2004-89 entitled "SEC Staff to Publicly Release Comment Letters and Responses” articulating the SEC Staff's position regarding the release of comment letters and filer responses.  Also, per the Staff’s request, the Trust represents that all persons who are responsible for the accuracy and adequacy of the disclosure in this filing reviewed by the Staff to be certain that we have provided all information investors require. Since the Trust and its management are in possession of all facts relating to each Fund’s disclosure, the Trust and its management acknowledge that:

•

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments in this filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to this filing; and

•

the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Trust understands that the Division of Enforcement has access to all information we provide to the Staff of the Division of Investment Management in the Staff’s review of our filing or in response to the Staff’s comments on our filing.

Sincerely,

/s/Tané T. Tyler

Tané T. Tyler

Secretary